FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 April 2010

DIAGEO plc

(Translation of Registrant’s name into English)

England

(Jurisdiction of incorporation)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

Diageo launches Exchange Offer for outstanding Notes due 2014

14 April 2010

Diageo plc

Diageo, the world’s leading premium drinks business, today launched an exchange offer for up to $1 billion aggregate principal amount of Diageo’s outstanding 7.375% Notes due 2014 on the terms and subject to the conditions set forth in the related Prospectus and letter of transmittal. Diageo is offering to exchange such notes for a cash payment plus an equal principal amount of new notes due 15 July 2020 to be issued by Diageo Capital plc, with payment of principal and interest fully guaranteed by Diageo plc.

The exchange offer will expire at 5:00 p.m., New York City time, on 12 May 2010 (unless extended).

The purpose of the exchange offer is to refinance a portion of the 2014 notes in order to improve Diageo’s debt maturity profile and decrease funding costs.

The coupon on the new notes is expected to be determined on 10 May 2010 and will be calculated as 100 basis points over the yield of the reference U.S. Treasury security, plus additional basis points in respect of accrued but unpaid interest to, but not including, the date of settlement of the exchange offer.

For each $1,000 principal amount of 2014 notes accepted for exchange, holders will also receive a cash payment calculated as (a) the value of the remaining payments of principal and interest (less accrued interest) on such notes discounted at a rate of 50 basis points over the yield of the reference U.S. Treasury security, minus (b) $1,000.  This cash payment includes an early exchange premium of $50 per $1,000 principal amount of notes accepted for exchange, but only holders who validly tender their notes on or prior to 5:00 p.m., New York City time, on 27 April 2010 (unless extended), will be eligible to receive the early exchange premium. Holders who validly tender notes thereafter but before the expiration date will receive cash consideration that does not include the early exchange premium.

Any notes previously tendered in the exchange offer may be withdrawn at any time prior to the expiration date.

The exchange offer is conditional on at least $500 million aggregate principal amount of 2014 notes being validly tendered and not validly withdrawn by the expiration date, as well as other conditions.

Contacts

If you are a holder of 2014 notes and want to participate in the exchange offer:

For additional information regarding the terms of the exchange offer, please contact the dealer managers:  Goldman, Sachs & Co. at +1 (800) 828-3182 (toll free) or +1 (212) 902-5128  (collect) or J.P. Morgan at +1 (866) 834-4666 (toll free) or +1 (212) 834-3424 (collect). Recently calculated hypothetical quotes of the yields on the reference U.S. Treasury securities to be used to calculate the interest rate payable on the new notes and the cash consideration described above can be obtained by contacting Goldman, Sachs & Co. or J.P. Morgan.

Diageo has also retained Global Bondholder Services Corporation to serve as Depositary and Information Agent for the exchange offer.  Any questions or requests for assistance or requests for documents regarding the exchanging of notes may be directed to Global Bondholder Services Corporation at +1 (866) 857-2200 (toll free) or +1 (212) 430-3774 (collect), or in writing at 65 Broadway - Suite 723, New York, NY, 10006, Attention: Corporate Actions.

If you are an investor, analyst or a journalist and want more information on Diageo:

Diageo Investor enquiries

Nick Temperley
+44 (20) 8978 4223

Investor.relations@diageo.com

Kelly Padgett
+1 (202) 715 1110
Investor.relations@diageo.com

Diageo Media enquiries

James Crampton
+44 (20) 8978 4613

media@diageo.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a Prospectus included in the Registration Statement filed by Diageo plc and Diageo Capital plc declared effective on 14 April 2010.

Diageo has filed a Registration Statement (including a Prospectus) with the SEC for the exchange offer to which this communication relates.  You should read the Prospectus in that Registration Statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this exchange offer.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

-ends-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

By:	/s/ JOHN NICHOLLS
	Name:	John Nicholls
	Title:	Deputy Company Secretary
	Date:	14 April 2010